First Half 2005 Earnings IMPORTANT NOTICE: INVESTORS ARE STRONGLY ADVISED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION Jean-Bernard LEVY Chief Executive Officer Jacques ESPINASSE Member of the Management Board & Chief Financial Officer

Vivendi Universal is Growing: First Half 2005 Earnings Show Significant Progress Revenues grew +8% in H1 2005 Earnings From Operations: €1,994 million as published Up 31% on a comparable basis Adjusted Net Income: €1,162 million, vs. €344 million in H1 2004 A €818 million improvement Net lncome of €1,260 million, vs. €844 million in H1 2004 Up 49% Consolidated Cash Flow from Operations: €2,061 million as published Up 1% on a comparable basis 2005 Guidance will be exceeded: A minimum 37% growth in Adjusted Net Income to above €1.8bn

Vivendi Universal is in Great Shape Focus on business operations: growth, profitability, development; Investment is growing in content creation, telecom infrastructure and distribution platforms; The financial restructuring is now complete; A handful of reasonable acquisition targets; Excellent earnings visibility for the group; Vivendi Universal is able to combine growth and cash returns.

Main Events in First Half 2005 Have Eliminated Cash Drains & Risks VU Games back to profit in 2005: Tremendous success of World of Warcraft; Company reshaped and focused on growth; Improved console development capabilities through acquisition of 3 studios in 2005. Creation of neufCegetel: Leading alternative operator for fixed line telecom services in France; Elimination of operating losses and cash drains; 28% stake retained by SFR to benefit from future growth and from the partnership with neufCegetel (backbone, MVNO, TV over DSL, corporate market). Termination of cross ownership and contingent liabilities between VU, GE and IACI: Removal of risk related to tax litigation between VU and IACI; Contingent liability with NBC Universal on theme parks eliminated; Simplification of NBCU ownership structure. Divestiture of NC Numericable and merger with FT Cable: Elimination of operating losses and cash drains; 20% stake retained by CANAL+ Group in Ypso, merger of NC Numericable and FT Cable.

VU Operates Leading Media & Telecom Assets Mobile / Fixed line Pay-TV Music Video Games 92% 99% 20%* 100% 100% 56% 51% * 20% controlling interest and a 18.5% ownership interest Film TV / Film TV / Film Global Content Local Distribution Platforms neufCegetel 28% Mobile / Fixed line

All Our Operations are Growing Universal Music Group: Significant market share gains in recorded music in 2005; Digital sales are growing fast at ~5% of total revenues in first half 2005; Several new initiatives to foster long-term growth: IMF, amp'd mobile, ... Positive impact on margins from 2003-2005 restructuring efforts.

All Our Operations are Growing Vivendi Universal Games: Revenues and earnings growth driven by the tremendous success of World of Warcraft in each market where the game has been launched (4 million players as of end-August 2005); Recent acquisitions of 3 development studios in console games strengthen creation capabilities.

All Our Operations are Growing CANAL+ Group: Growth in recruitments to CANAL+ and CANALSAT to ~ 450,000 in H1 2005; Successful acquisition of exclusive rights: French L1, Fox, Dreamworks, ... New distribution platforms: DSL and DTT. The growth strategy is in place

All Our Operations are Growing SFR: SFR captured 49% of mobile net additions in France in first half 2005; Take-off of the 3G offer to 156,000 customers at end June 2005 (300,000 at end-August); Confirmed best quality of services and leadership in innovation*. * Source: ARCEP

All Our Operations are Growing Maroc Telecom: +35% year-on-year growth in mobile customers to 7.4 million at end-June 2005; +3% in the number of fixed lines to 1.35 million in June 2005; Fast development of DSL services in Morocco with Maroc Telecom leading the market at 135,000 customers at end-June 2005.

Growth Drivers for 2005 - 2007 are Already In Place Digital distribution and new sources of music revenues; Exclusivity of French L1 soccer rights and launch of Pay-DTT; Development of World of Warcraft in new and existing markets; Mobile data services, fixed-mobile substitution; Mobile and DSL penetration in Morocco. Investing in content creation, telecom infrastructure and distribution platforms

Vivendi Universal: A Coherent Group Creation and development of brands and talent Marketing and distribution networks, customer loyalty, interactive services Management of investment and technological innovation Content Content Platform and subscriber management Networks

Being part of Vivendi Universal Enhances the Value of Each Business Our businesses are distinct but bear strong complementary characteristics: New technologies drive growth; Digital distribution creates new opportunities within all of our businesses and at their frontier; Common key skill sets: Content digitization, Subscription management (SAC, churn, ARPU, CRM, ...), Intellectual property management. Shared projects create competitive advantages: Time to market / Creation of new markets; Best practices in technology and marketing know-how; Incremental growth drivers.

Investing for Our Long-Term Growth First concrete projects that will allow the group to benefit from incremental growth SFR / Universal Music Group: Major strategic agreement for the distribution of music content over mobile SFR / CANAL+ Group: Launch of the world's first Pay-TV package over mobile phones Wireless Games: Creation of a wireless mobile division within VU Games Mobility is a key strategic opportunity for the group TV.

Vivendi Universal's Key Advantages Ability to out perform competition in each of VU's markets: N°1 or N°2 in our key markets Collegial structure of Management Board and track record of management team Cross-fertilization between business units Leverage strong and efficient partnerships through key alliances: Vodafone, GE, Kingdom of Morocco No identified systemic risk Sustainable and controlled development Vivendi Universal combines growth and cash returns

Overview of Revenues & Earnings from Operations by Business Mobile Mobile / Fixed line Pay-TV / Film Music Video Games 92% 99% 20% * 100% 56% 51% H1 2005 Revenues H1 2005 EFO In € million, IFRS H1 2005 Revenues 9,086 +8% H1 2005 EFO 1,966 +31% Figures for Revenues and Earnings from Operations (EFO) are provided on a comparable basis. The year-on-year percentage growth is provided on a comparable basis at constant currency. Percent of interest 2,092 +9% 142 x3 TV / Film 238 +67% 13 na 1,652 -1% 170 -13% 20% equity accounted * 4,239 +8% 1,340 +12% 877 +14% 341 +9% * 20% controlling interest and a 18.5% ownership interest

Main Scope & Accounting Changes in the First Half 2005 Acquisition of a further 16% stake in Maroc Telecom to 51% for €1.1 billion; Acquisition by CANAL+ Group of the minority stake in MultiThematiques and divestiture of its stake in Lagardere Thematiques; Divestiture of NC Numericable by CANAL+ Group and merger with FT Cable; Unwinding of cross-holdings between VU, IACI / Barry Diller and GE, terminating the litigation with IACI / Barry Diller; Divestiture of UMG's CD & DVD manufacturing and distribution facilities; neuf Telecom-Cegetel merger. VU accounts for Elektrim Telekomunikacja (Telco) in "Income from equity affiliates" with the stake in PTC deconsolidated from ET.

First Half 2005 Results Confirm Strong Progress In € million - IFRS H1 2005 H1 2004 % Growth Revenues (Comparable basis - cc*) 9,086 8,479 +8% Earnings From Operations (Comparable basis - cc*) 1,966 1,503 +31% Adjusted Net Income 1,162 344 +238% Net Income 1,260 844 +49% Consolidated cash flow from operations (Comparable basis) 2,076 2,065 +1% Financial net debt 6,144 na * cc: constant currency

Details by business: In € million, IFRS Note: The % of economic interest is provided for information purposes only. The reported numbers are 100% consolidated. Earnings from operations up €463 million, +31% on a comparable basis at actual exchange rates Up 31% on constant currency basis First Half 2005 Earnings from operations on a Comparable Basis 2004 2005 1502.6 1966.7 1,503 1,966 1st half 2004 1st half 2005

First Half 2005 Adjusted Net Income Growth €1,162m in H1 2005 from €344m in H1 2004 The €818 million improvement is due to: + €503m: improvement in earnings from operations; + €172m: decrease in interest due to lower average gross debt (from €11.4bn to €6.8bn) and lower average borrowing cost (from 5.26% to 3.61%) in 2005, resulting from the upgrading of Vivendi Universal's debt rating, back to Investment Grade; + €172m: decrease in provision for income taxes due to the €246m impact from the Worldwide tax agreement in 2005 (no impact in 2004)* partially offset by an increase in taxes due to stronger earnings before income taxes; + €9m: increase in income from equity affiliates due to a 6-month contribution from NBCU in 2005 (€188m) vs. only 50 days in 2004 and despite no contribution from Elektrim Telekomunikacja in 2005 (vs. €79m in 2004); - €29m: increase in minority interests; - €9m: decrease in other income from ordinary activities mainly due to the decision not to account for interests received on the Elektrim Telekomunikacja loan anymore. * The first time the Worldwide tax agreement was accounted for was in Q3 2004.

Cash flow from operations up 1% on a comparable basis at actual exchange rates 2004 2005% 1377.7 1315.7 Conso 687.4 760.1 2,065 2,076 1st half 2004 1st half 2005 First Half 2005 Cash Flow from Operations on a Comparable Basis Note: The % of economic interest is provided for information purposes only. The reported numbers are 100% consolidated. 1,378 1,316 Proportionate basis - €62m variation Consolidated basis + €11m variation Details by business: In € million, IFRS

Net Available Cash Flow In € million - IFRS H1 2005 Actual H1 2004 Actual Cash Flow from Operations excluding NBCU dividend 1,932 1,878 Dividend received from NBC Universal 129 224 Consolidated Cash Flow from Operations 2,061 2,102 - Cash taxes (1,284) (219) * - Cash interest expenses (101) (241) - Other (359) (267) ** Net Consolidated Cash Flow 317 1,375 - SFR's & Maroc Telecom's Net Cash Flow (373) (1,292) + Dividends from SFR & Maroc Telecom 553 1,565 Net Available Cash Flow at Holding level before dividend paid by VU S.A. 497 1,648 No cash impact yet from the Worldwide tax agreement. SFR: €1,015m including €504m temporary savings in 2004 paid in 2005 Premiums paid on refinancing transactions: €281m: interest rate swaps, Vinci exchangeable and High-Yield Notes * SFR's 2004 taxes included the reimbursement of extra taxes paid for 2003. ** Including €(265)m premium paid for redemption of High-Yield Notes. VU received 3 dividends from SFR in H1 2004 for a total €1,403m: Exceptional dividend: €501m 2003 dividend: €702m 2004 advance: €200m On May 12, 2004 at the time of the closing

Net Debt Evolution Dec. 31, 2004 Acquisitions MT Put reversal CFFO Financing expenses & Taxes Dividends paid to minorities VU Dividens Debt Adjustment March 31, 2005 Aug. 31, 2005 Est -4.7 -5.2 -3.1 -3.1 -4.8 -5.3 -6 -4.7 -1.6 -1.1 -2.1 -1.7 -0.5 -0.7 -0.1 -6.1 -4.9 -2 Dec. 31, 2004 Cash flow from operations Other adjustments June 30, 2005 - 4.7 * - 1.6 * - 0.5 - 0.7 - 6.1 Acquisitions & investments, net + 1.1 * + 2.1 - 1.7 Dividends paid to VU shareholders - 0.1 Including (in € bn): - Maroc Telecom: 1.1 - Unwind IACI: 0.2 Including (in € bn): Cash tax: 1.3 Cash interest: 0.1 Other: 0.3 Including (in € bn): SFR: 0.3 Maroc Telecom: 0.2 Including (in € bn): ORA holders: 0.05 * The €1.1 bn acquisition of the 16% stake in Maroc Telecom was already accounted for in the IFRS financial net debt at year end 2004. In € billion, IFRS Reversal of Maroc Telecom forward purchase agreement Cash interest and tax & other Dividends paid to minorities Estimated at August 31, 2005 - 4.9

Income from Equity Affiliates Analysis H1 2005 H1 2004 Income from equity affiliates 172 163 including: NBC Universal Cegetel SAS VUE Elektrim Telekomunikacja Other 188 (20) - - 4 40 (1) 30 79 15 In € million - IFRS

First Half 2005 Financial Income Analysis H1 2005 H1 2004 Interest (101) (273) Interest expense on gross debt (excluding swap) Average borrowing cost (%) Average financial gross debt (in € billions) Interest rate swap Interest income on cash & cash equivalent (117) 3.61% 6.8 (7) 23 (256) 5.26% 11.4 (41) 24 Other financial charges & income (not included in Adjusted Net Income) 258 (370) Premiums paid for early repayment of notes (Vinci exchangeable notes and High-Yield Notes) (77) (305) Gain on the unwinding of IACI's stake in VUE 194 - Change in fair market value of derivatives 131 (37) Other 10 (28) In € million, IFRS

Detail on First Half 2005 Income Tax Expense + €246 m In Adjusted Net Income (savings expected in first half 2005) + €4 m Variation of deferred tax assets 2005-2006 + €250 m Impact on Net Income Impact of Worldwide tax agreement in H1 2005: In € million - IFRS H1 2005 H1 2004 Provision for income taxes (385) (555) Included in Adjusted Net Income (392) (564) 2005 Worldwide tax agreement 246 - SFR taxes (483) (413) Other (155) (151) Not included in Adjusted Net Income 7 9 Cash taxes (1,284) (219) H1 2005 Tax details

Vivendi Universal will exceed its 2005 Adjusted Net Income growth target announced at the 2005 AGM In IFRS In millions of euros 2004 2005 Est 1330 1900 2005 2004 €1,330 m * > €1,800 m EPS from €1.16 ... .... to above €1.57 DPS of €0.60 ... .... at least 50% payout Vivendi Universal's 2005 Guidance * 2004 Adjusted Net Income as per IFRS 5 (after accounting for 28% of Cegetel in "Income from equity affiliates" and for 72% of Cegetel in "Earnings from discontinued operations"). 2004 Adjusted Net Income pre-IFRS 5 was €1,309m. Impact of de-consolidation of Cegetel on 2004 Adjusted Net Income is €21m.

Appendices

First Half 2005 Adjusted Net Income (non GAAP)

# Universal Music Group: First Half 2005 Performance

UNIVERSAL
UNIVERSAL MUSIC GROUP

| in € million - IFRS | First Half on a comparable basis | | Growth 2005/2004 on a comparable basis | Growth 2005/2004 at constant currency |
|---|---|---|---|---|
| | 2005 | 2004 | | |
| Revenues | 2 092 | 1 976 | 6% | 9% |
| Modified EBITDA | 271 | 231 | 17% | |
| Earnings from operations | 142 | 52 | 173% | 178% |
| EFO margin | 6.8% | 2.6% | +4 points | |
| Cash flow from operations | 249 | 182 | 37% | |

## First Half 2005 Events

- Favorable ruling from the U.S. Supreme Court in the MGM vs. Grokster case;
- Monetization of online use of music videos;
- Launch of IMF – "International Music Feed", a 24h music video channel;
- Outsourcing of production and distribution in the U.S. and in Europe;

## Revenues up 9% at constant currency*:

- Strong sales in North America and growth in Germany, the U.K. and Australia;
- US SoundScan** album unit market share increased to 32.0% with a 9.3% growth for UMG unit sales;
- Digital sales at ~5% total revenues;
- Major sellers: 50 Cent, Mariah Carey, The Game and The Black Eyed Peas.

## Earnings from operations up 178% at constant currency*:

- Improvement in margins caused by higher sale volumes (both physical and digital), partially offset by an increase in marketing expenses;
- Lower restructuring charges in 2005.

* On a comparable basis, ** Vivendi Universal cannot vouch for the accuracy of Nielsen SoundScan data.

VIVENDI UNIVERSAL

First Half 2005 Earnings - September 13, 2005

30

Vivendi Universal Games: First Half 2005 Performance Revenues up 67% at constant currency: Driven by the massive commercial success of MMORPG World of Warcraft, partially offset by a smaller slate of releases in 2005 vs. 2004; At end-June, World of Warcraft achieved over 2m customers via directly managed operations in North America, Europe and Korea, and 1.5 paying customers in China. Earnings from operations increased from €(168) million to €13 million: Driven by a significant increase in net sales; Impact of high margin on World of Warcraft; Slight increase in development costs as a consequence of recent studio acquisitions; Lower fixed cost base as a result of the global turnaround plan implemented in 2004. Cash flow improved from €(9) million to €73 million: Driven by improved EBITDA and World of Warcraft subscription cashflow. First Half 2005 Events Acquisition of Radical Entertainment, Swingin' Ape and Swordfish, 3 development studios focused on console games; Launch of World of Warcraft in Korea & Europe early 2005, China and Singapore in June; As of August 29, World of Warcraft surpassed 4m players including approx. 1m customers in each of North America & Europe; Creation of a wireless game division.

# CANAL+ Group : Geared up for Growth

| An ambitious investment policy | First results are proving right | A winning strategy | 2005 targets confirmed and exceeded on subscriptions |
|---|---|---|---|
| ▪ Acquisition of exclusive premium content<br>▪ Investment in recruitments<br>▪ Launch of CANAL+ Le Bouquet | ▪ +23% recruitments to CANAL+*<br>▪ +10% recruitments to CANALSAT*<br>▪ Acceleration in digitization of the subscriber base | ▪ Consolidation of leadership on all distribution platforms<br>▪ Widening of the gap vs. competition | |

* Figures at end June 2005 vs. June 2004

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VIVENDI UNIVERSAL

# CANAL+ Group: First Half 2005 Performance

CANAL+ GROUP

| In € million - IFRS | First Half | | Growth 2005/2004 on a comparable basis |
|---|---|---|---|
| | 2005 comparable basis | 2004 comparable basis | |
| Revenues | 1 652 | 1 651 | 0% |
| Pay-TV France | 1 364 | 1 333 | 2% |
| Cinema / StudioCanal | 168 | 211 | -20% |
| Other | 120 | 107 | 12% |
| Modified EBITDA | 258 | 280 | -8% |
| Earnings from operations | 170 * | 194 | -12% |
| EFO Margin | 10.3% | 11.8% | -1.5 point |
| Cash flow from operations | 199 | 354 | -44% |

* Excluding €28m impact from NC Numericable in 2005 (operation sold at the end of Q1 2005) vs. €(3)m in H1 2004

## First Half 2005 Events

- Increased recruitments following French L1 exclusivity;
- Launch of CANAL+ Le Bouquet;
- Securing of 5 DTT licenses, including i>TELE in free;
- Launch with SFR of the world's 1st Pay-TV channel package over mobile phones;
- Renewal of exclusive pay-TV broadcasting deals with major US studios and UEFA (Champions League).

## Revenues:

- Pay-TV France up 2%*:
  - +16% in recruitments to ~450,000 in H1 2005;
  - Total portfolio at 7.96m: +240,000 vs. June 2004;
- StudioCanal down: due to phasing of releases to H2.

## Earnings from operations:

- Pay-TV France down €10m:

  Ups
  - Higher ARPU and portfolio;
  - Continued savings policy;

  Downs
  - Strong commercial investments linked to increased recruitments;
  - Impact of positive one-time items in 2004.
- StudioCanal down:
  - Shift in movie line-up with stronger releases scheduled in H2; year-end target confirmed.
- Other up 53%*:
  - Driven by TKP's growing portfolio in Poland.

* On a comparable basis

VIVENDI UNIVERSAL

First Half 2005 Earnings - September 13, 2005 33

# SFR : Great Momentum in H1 2005

- **Leader in net additions in H1:** great commercial performances in H1 with 49% market share for net new customers
- **Leader in 3G** with 300,000 customers at end August
- **Innovative offers and services**
  - **Voice usage:** launch of new tariff plans with unlimited communications to 3 SFR numbers in April
  - **3G offering:** 3G and 2G at the same price. First operator to launch 3G for prepaid customers in June
  - **New services:** UMG / SFR and CANALSAT / SFR strategic agreements around music and TV signed in June
- **Best quality network* in France:** SFR, N.1 in 2005 ARCEP survey

* SFR placed first or equal first in 56 of the 59 categories studied.

First Half 2005 Earnings - September 13, 2005

VIVENDI UNIVERSAL

34

# SFR: First Half 2005 Performance

| In € million - IFRS | First Half on a comparable basis | | Growth 2005/2004 on a comparable basis |
|---|---|---|---|
| | 2005 | 2004 | |
| Revenues | 4 239 | 3 922 | 8% |
| Modified EBITDA | 1 711 | 1 544 | 11% |
| Earnings from operations | 1 340 | 1 197 | 12% |
| EFO margin | 31.6% | 30.5% | +1.1 point |
| Cash flow from operations | 1 240 | 1 062 | 17% |

## First Half 2005 Events

- neufCegetel merger decided in May and closed in August;
- SFR leader in net adds in H1 with 49% market share**
- 156,000 3G customers at end-June 2005 (300,000 at end-August);
- Major strategic agreements signed with UMG and CANALSAT for the distribution of music content and TV on mobile;
- Launch of new tariff plans in April with unlimited communications to 3 SFR numbers.

## Revenues up 8%*:

- 9% year-on-year increase in the customer base to 16.23m **;
- Favorable mix evolution: 62%** of postpaid vs. 59% at end-June 2004;
- 1% growth in blended ARPU to €433;
- 3.2m Vodafone *Live*! customers;
- Net data ARPU up 25% at €55.

## Earnings from operations up 12%*:

- Year-on-year increase in EFO margin: 31.6% vs. 30.5%;
- Stable retention and acquisition costs at 10.9% of network revenues (excluding re-billing of call terminations between mobile operators).

* On a comparable basis; ** ARCEP figures.

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VIVENDI UNIVERSAL

Maroc Telecom: First Half 2005 Performance Maroc Telecom: First Half 2005 Performance First Half 2005 Events Fixed-line business liberalized: one license granted to Meditel, one license pending to Maroc Connect or Orascom; 920 people redundancy plan; New mobile offers: €4.5 sim card and €26 packs; ADSL price cuts boosting demand; Post-June events: Decrease in mobile interconnection rate (7%); Fixed tariff rebalancing. * On a comparable basis. Revenues up 14% at constant currency*: Mobile, up 27% at constant currency*: +35% growth in the customer base to 7.4m; +4% increase in prepaid ARPU to €8.8; Favorable impact of the increase in incoming international interconnection rates applied by ANRT as of January 1, 2005: +6 points on revenue growth. Fixed & Internet up 5% at constant currency*: +3% growth in the customer base to 1.35m lines; More than 135,000 ADSL accesses. Earnings from operations up 9% at constant currency*: Mainly driven by revenue growth in mobile and good control of acquisition costs; Partially offset by €28m restructuring charges linked to a voluntary redundancy plan, mainly impacting Fixed & Internet activities.

# NBC Universal: First Half 2005 Performance

NBC UNIVERSAL

| in $ million - US GAAP | First Half | | |
|---|---|---|---|
| | 2005 GE basis * | 2004 GE basis * | Growth 2005/2004 |
| Revenues | 7,459 | 4,449 | 68% |
| Operating profit | 1,688 | 1,162 | 45% |

Note: 2004 reported results include revenues and operating profit from May 12[th] through June 30[th] 2004.
* GE basis: Actual results with revenues at 100 % and Operating profit net of after-tax minority interest

## First Half 2005 Events

- Announced a 6-year deal with the NFL to begin airing a primetime TV package in 2006;
- Signed an agreement for Telemundo to produce short programming segments for Wal-Mart TV Network expanding hispanic market place coverage;
- Unwound InterActive Corp's ownership in VUE, a subsidiary of NBCU.

## Revenues up 68% on a reported basis:

- Network prime in tough cycle … 17% lower ratings in the season:
  - No repeat of "Friends" & "Frasier" finales in 2Q.
- Film and entertainment cable continue strong growth:
  - *Meet the Fockers* all time highest grossing live action comedy and #1 DVD and video rental title for the first half of 2005;
  - USA Network and Sci Fi Channel ratings up and Bravo continues to deliver the highest concentration of upscale viewers among cable networks.

## Operating profit up 45% on a reported basis:

- Includes a net $180 million InterActive Corp unwind benefit and Paxson investment impairment charge.

VIVENDI UNIVERSAL

First Half 2005 Earnings - September 13, 2005 37

From EBITDA to Cash Flow from Operations H1 2005 H1 2004 % change Revenues 9,131 8,406 +9% Operating expenses, excl. D&A (6,405) (6,060) +6% Sub-total EBITDA 2,726 2,346 +16% Cash restructuring charges (61) (86) -29% Dividends received from equity affiliates 160 284 -44% Capital expenditures (564) (520) +8% Proceeds from sales of tangible and intangible assets 74 78 -5% Net content investment (11) 105 na Other changes in working capital & other (263) (105) na Cash flow from operations (CFFO) 2,061 2,102 -2% Cash flow from operations, excluding dividend received from NBCU 1,932 1,878 +3% In € million, IFRS - Actual figures For more details, please refer to p. 15 and p. 16 of the document First Half of 2005 Operating and Financial Review and Prospects & Consolidated Financials Statements.

Vivendi Universal's Credit Ratings

neuf Telecom-Cegetel Merger: Impact on Cegetel SAS Accounting The neufCegetel merger is accounted for in Vivendi Universal's accounts as a divestiture of Cegetel, of which (before minority interests): 28% are accounted for as "Income from equity affiliates", in anticipation of the 28% stake in neufCegetel retained by SFR after the closing; 72% are accounted for as "Earnings from discontinued operations". Cegetel SAS / neufCegetel is accounted for as follows in 2004 and 2005: Pre-Closing (Cegetel SAS) Pre-Closing (Cegetel SAS) Pre-Closing (Cegetel SAS) Post-Closing (neufCegetel) In euro millions - IFRS % 30/06/05 30/06/04 % Income from equity affiliates 28% -20.4 -1.4 28% Earnings from discontinued operations 72% -34.2* -3.7 Net income (after minorities) 36.4% -21.2 -1.8 15.7% Adjusted Net Income (after minorities) 10.2% -7.4 -0.5 15.7% * After stopping amortization of tangible / intangible assets between the signing and closing of the transaction.

Glossary Comparable basis: essentially illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG's Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numericable) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as of January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying 2005 rate. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2004. Adjusted Net Income: Vivendi Universal considers adjusted net income (loss), attributable to equity holders of the parent, which is a non-GAAP measure, to be an important indicator of the company's operating and financial performances. Vivendi Universal management focuses on adjusted net income (loss), attributable to equity holders of the parent, as it better illustrates the performance of continuing operations excluding most non-recurring, non-operating items. It includes earnings from operations, other income from ordinary activities, income from equity affiliates, interest, and tax and minority interest relating to these items. As a consequence, it excludes other charges from ordinary activities (corresponding to impairment of goodwill and other intangible assets losses, if any), other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, as well as provision for income taxes and minority interests in adjustments. Adjusted net income (loss), attributable to equity holders of the parent never includes adjustments in earnings from operations. Consolidated cash flow from operations: Net cash provided by operating activities net of capital expenditures and before financing costs and taxes. Modified EBITDA = Revenues From Operations - Cost of Revenues from Operations, excluding D&A - SG&A Expenses, excluding D&A +/- Operating Flow Hedge (Forecasted Transactions & Firm Commitments) +/- Other Non-recurring Items. Financial net debt: is calculated as the sum of long-term and short-term borrowings and other financial liabilities as reported on the Consolidated Statement of Financial Position, less cash and equivalents as reported on the Consolidated Statement of Financial Position as well as derivative instruments in assets and cash deposits backing borrowings (included in the Consolidated Statement of Financial Position under "financial assets" line).

IR Team Eileen McLaughlin IR Director eileen.mclaughlin@groupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Edouard Lassalle IR Analyst edouard.lassalle@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.12.33 daniel.scolan@groupvu.com For any financial or business information, please refer to our Investor Relations website at: http://www.vivendiuniversal.com/ir New York 800 Third avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16

Important Legal Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: the estimated levels of cash-flow and revenues stated will not be realized; the synergies and other benefits associated with certain transactions will not materialize; Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marche Financiers (AMF). Investors and security holders may obtain copies of such documents free of charge at www.sec.gov and www.amf-france.org or directly from Vivendi Universal. Vivendi Universal does not undertake, nor does it have any obligation to provide, update, or revise any forward-looking statements.

First Half 2005 Earnings